Exhibit 99.1

Alta Global Group Limited Announces Pricing of Initial Public Offering

Alta Global Group

MANLY, AUSTRALIA / ACCESSWIRE / March 27, 2024 / Alta Global Group Limited (“Alta” or the “Company”) (NYSE American:MMA), a technology company that is enabling the global martial arts and combat sports industry to maximize the monetization opportunities available to the sector by increasing consumer participation in the sport and building upon existing community offerings within the sector, today announced the pricing of its initial public offering (the “Offering”) of 1,300,000 ordinary shares at a price to the public of $5.00 per share, for gross proceeds of $6,500,000, before deducting underwriting discounts and offering expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 195,000 ordinary shares from the Company to cover any over-allotments at the public offering price, less the underwriting discount.

The Company intends to use the net proceeds of the Offering for marketing and sales, product development, research and development and other general corporate purposes including working capital, operating expenses and capital expenditures.

The ordinary shares are expected to begin trading on the NYSE American on March 28, 2024, under the symbol “MMA.” The Offering is expected to close on April 2, 2024, subject to the satisfaction of customary closing conditions.

ThinkEquity is acting as sole book-running manager for the Offering.

The Registration Statement on Form F-1 (File No. 333-275618) relating to the securities being sold in the Offering was filed with the Securities and Exchange Commission (“SEC”) and declared effective on March 27, 2024. The Offering is being made only by means of a prospectus. Copies of the final prospectus, when available, may be obtained from ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004. The final prospectus will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Alta Global Group Limited

Alta Global Group Limited is a technology company that is enabling the global martial arts and combat sports industry to maximize the monetization opportunities available to the sector by increasing consumer participation in the sport and building upon existing community offerings within the sector. While the Company believes martial arts and combat sport gyms have a superb in-gym product, they are ripe for transformation when it comes to building sales channels, enhancing customer onboarding, optimizing engagement and driving the growth and retention of members and membership revenues within their gym communities. For more information, please visit https:// www.altaglobalgroup.com.

Forward Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates, expected use of proceeds, the Company’s operations and business strategy and the Company’s expected financial results. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained in this press release are based on management’s current expectations and are subject to substantial risks, uncertainty and changes in circumstances. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to market conditions and the completion of the IPO on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and, except as required by federal securities laws, the Company specifically disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Neale Java

Chief Financial Officer

Alta Global Group Limited

W: www.altaglobalgroup.com

E: Investors@altaglobalgroup.com

SOURCE: Alta Global Group